Exhibit 99.1

130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 ir@avalonraremetals.com

NEWS RELEASE

December 1, 2014	No. 14-14

Avalon releases third Sustainability Report and announces
Annual Filings for its Fiscal Year ended
August 31, 2014

Toronto, ON -- Avalon Rare Metals Inc. (TSX and NYSE MKT: AVL) (“Avalon” or the “Company”) is pleased to announce the release of its third annual comprehensive Sustainability Report entitled Lead. Collaborate. Diversify. (the “2014 Sustainability Report”). The 2014 Sustainability Report is available for download on the Company’s website at http://www.avalonraremetals.com/sustainability/sustainability_reporting/.

The 2014 Sustainability Report has been prepared within the framework of the Global Reporting Initiative (“GRI”) Version 4, core level. It reports on Avalon’s annual health and safety, environmental, social and governance performance. The 2014 Sustainability Report incorporates a self-assessment of the Company’s 2014 fiscal year sustainability performance and sets targets for 2015 against the Mining Association of Canada's 'Toward Sustainable Mining' indicators. It also tracks both short and long term sustainability goals set by Avalon management.

Don Bubar, President and CEO comments, “Avalon is integrating sustainability into all aspects of its business. Reporting on our sustainability successes and challenges keeps our stakeholders informed and ourselves accountable. We believe that there is significant potential for creating additional shareholder value through exceptional sustainability performance and we remain committed to doing our part to advocate for improved sustainability performance across the entire natural resource extraction sector.”

The Company has also completed the filings of its Consolidated Financial Statements, Management's Discussion and Analysis, and Annual Information Form with Canadian security regulators, as well as its Annual Report on Form 20-F with the U.S. Securities and Exchange Commission for its fiscal year ended August 31, 2014. Copies of these filings are available on the Company’s website at http://www.avalonraremetals.com/investors/regulatory_filings/, through SEDAR at http://www.sedar.com or through EDGAR at http://www.sec.gov.

Shareholders may request a printed copy of the Consolidated Financial Statements and/or the 2014 Sustainability Report by email to ir@avalonraremetals.com or by regular mail to Investor Relations, Avalon Rare Metals Inc., 130 Adelaide Street West, Suite 1901, Toronto, ON M5H 3P5.

About Avalon Rare Metals Inc.
Avalon Rare Metals Inc. is a mineral development company focused on rare metal deposits in Canada, with three advanced stage projects. Its 100%-owned Nechalacho Deposit, Thor Lake, NWT is exceptional in its large size and enrichment in the scarce “heavy” rare earth elements, key to enabling advances in clean technology and other growing high-tech applications. Avalon is also advancing its Separation Rapids Lithium Minerals Project, Kenora, ON and its East Kemptville Tin-Indium Project, Yarmouth, NS. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail the Company at ir@avalonraremetals.com, or phone Don Bubar, President & CEO at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the Company integrating sustainability into all aspects of its business, any significant potential for creating additional shareholder value through exceptional sustainability performance, remaining committed to doing Avalon’s part to advocate for improved sustainability performance and the anticipation that it would proceed with certain plans, activities or achieve certain goals. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “potential”, “scheduled”, “anticipates”, “continues”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, “planned”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be” or “will not be” taken, reached or result, “will occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, the ability of the Company to raise financing; and the possibility of cost overruns or unanticipated costs and expenses; as well as those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at http://www.sedar.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.